DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1 Carson
City, Nevada 89701-4299 (775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Unioil

2. The articles have been amended as follows (provide article numbers, if available):

Article IV of the Articles of Incorporation of the corporation is hereby amended to read in its entirety as follows:

ARTICLE IV - STOCK

The aggregate number of shares which this corporation shall have authority to issue is 100,000,000 shares of Common Stock having a par value of $.01 per share. All stock of the

(continued on attached Continuation Sheet)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): /s/ Charles Ayers, Jr., Chairman/CEO

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

<u>CONTINUATION SHEET</u>

TO

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

UNIOIL

(a Nevada Profit Corporation)

Paragraph 2. of the Certificate of Amendment is continued as follows:

corporation shall be of the same class, common, and shall have the same rights and preferences. Fully-paid stock of this corporation shall not be liable to any further call or assessment.

Without altering the terms of the immediately preceding paragraph, a one-for-ten reverse stock split of the Common Stock outstanding on the Effective Date (as defined below), shall be effected on the Effective Date, with the result that one share of post-split Common Stock shall be issued as of the close of business on the Effective Date in exchange for each ten shares of Common Stock outstanding immediately prior to the close of business on the Effective Date. No fractional shares, however, shall be issued in the reverse stock split. Payment of cash shall be made in lieu of fractional shares otherwise issuable in connection the reverse stock split. The Effective Date of the reverse stock split shall be the date of filing of this Certificate of Amendment in the offices of the Nevada Secretary of State.